Everest REIT Investors

199 SOUTH LOS ROBLES AVENUE, SUITE 200 - PASADENA, CALIFORNIA &NBSP;91101

TEL (626) 585-5920 - FAX (626) 585-5929

November 5, 2018

To the Shareholders of Class C common stock of

Corporate Property Associates 18 – Global Incorporated

RE:NOTIFICATION OF OFFER TO PURCHASE

Dear Shareholder:

Everest REIT Investors I, LLC is offering to purchase 1,600,000 Shares of Class C common stock (the "Shares"), in Corporate Property Associates 18 – Global Incorporated (the "Corporation"), for cash in the amount of $6.20 per Share upon the terms and subject to the conditions set forth in our Offer to Purchase dated November 5, 2018, and the related Transfer Agreement (together, the “Offer”). Everest is not affiliated with the Corporation. Investors should consider the following:

•Our offer represents the only third-party offer for your Shares of which we are aware. Our offer also avoids the payment of commissions, which often exceed 5% of the sale price in secondary market sales.

•There is no public market for the Shares, and no public market is expected to develop. The Corporation has not disclosed any intention to liquidate or to list the Shares for public trading. If you do not sell, you should be prepared to hold the Shares indefinitely.

•Our offer provides the opportunity to GET CASH for your Shares PROMPTLY AND EASILY. In its Annual Report the Corporation states that “it may be difficult for investors to sell their shares promptly or at all” and shareholders should not rely on the Corporation’s redemption plan as a method to sell shares promptly.

By selling your Shares, you receive a guaranteed current price for your Shares. The Corporation last estimated its value per Share at $8.57 as of June 30, 2018, but also states that there is no assurance that a stockholder would realize such amount from a liquidation of the Corporation’s assets or another liquidity event, if one ever occurred. Such estimated value also does not reflect the liability of approximately $4.8 Million, at June 30, 2018, for the remaining distribution and shareholder servicing fees, which is borne by the holders of Class C Shares.

A Transfer Agreement is enclosed which you can use to tender your Shares. Please complete and execute this Transfer Agreement in accordance with the enclosed Instructions and return it in the envelope provided. Please read the entire Offer before tendering your Shares.

Copies of the Offer documents are available at our website: www.everestreitinvestors.com; or from the SEC’s EDGAR website at www.sec.gov; or a free copy will be mailed or emailed to you upon request to our Investor Relations department, at (800) 611-4613, or by email to offers@everestreitinvestors.com. The Purchaser may extend the offer, in which case, the Purchaser will make a public announcement by press release and by posting on the foregoing website no later than 9:00 AM Eastern Time the next business day after the scheduled expiration date. The Offer to Purchase contains information required to be disclosed by Rule 14d-6(d)(1) under the Securities and Exchange Act of 1934 and is incorporated herein by reference.

Unless amended, our offer will expire at 9:00 pm Pacific Time on December 20, 2018.

Very truly yours,

Everest REIT Investors I, LLC